Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Prospector 5 Rig Incident

Hamilton, Bermuda, October 25, 2026 - Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling”) confirms that an incident occurred at approximately 20:37 local time on 24 October 2026 involving the Prospector 5 drilling rig while conducting jacking operations offshore Gabon in preparation for a planned drilling campaign. The Prospector 5 is owned and operated by Borr Drilling and is contracted to support BW Energy’s drilling operations offshore Gabon. Preliminary information indicates that the rig experienced a punch through event during preload activities, resulting in loss of stability and the subsequent sinking of the rig.

Borr Drilling’s onshore emergency response team has been activated, and we are working with local authorities and our customer, BW Energy, to respond to the incident, support those affected, and search for missing personnel. At the time of the incident, there were 115 personnel onboard the rig. A total of 110 individuals have been safely accounted for. Five individuals remain unaccounted for, with extensive search and rescue operations ongoing.

Borr Drilling’s immediate and overriding priority is the safety and wellbeing of all personnel affected by this incident. Family members whom are still seeking information or assistance may contact the team at +44 (0)1224 087026.

Bruno Morand CEO of Borr Drilling said:
“We are deeply concerned for those who remain unaccounted for and everyone affected by this incident. Our immediate priority is supporting the ongoing search and rescue efforts and the welfare of all personnel involved.”

Media enquiries: +44 (0)1224 900626

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.